

June 10, 2015

<u>Via E-Mail</u>
Mr. Matthew C. Flanigan
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, MO 64836

  Re: **Leggett & Platt, Incorporated**
    Form 10-K
    Filed February 26, 2015
    File No. 1-07845

Dear Mr. Flanigan:

  We have reviewed your response dated May 26, 2015, and have the following comment.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>T – Contingencies, page 113</u>

1. We note your response to comment 1 in our letter dated May 12, 2015. Specifically, we note your statements in the footnote to page 2 that you did receive "a directional reference (i.e., "above X amount")." We further note your discussion that the overture you received was not "a precise or defined number" and was not "in a range that the Company was willing to consider in any settlement discussions." It is not clear to us whether your threshold for disclosing the amount or range of reasonably possible loss in excess of accrual is consistent with the requirements in ASC 450-20-50-3 through 50-5, as precision or certainty is not required when disclosing the amount or range of reasonably possible loss in excess of accrual. Given that management had assessed the amount or range for a settlement related to the various foam antitrust lawsuits, it is unclear why an amount or range of reasonably possible loss in excess of accrual was not disclosed for the foam antitrust lawsuits prior to the tentative settlements reached

between August 2014 and the beginning of fiscal year 2015. Please confirm you will make an effort to develop estimates for purposes of disclosure for all of your material loss contingencies, consistent with the requirements of ASC 450-20-50, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please note that the disclosure requirement in ASC 450-20-50-3 through 50-5 may be provided on an aggregate basis.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief